

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

<u>Via E-mail</u>
Mr. Thomas R. Benzmiller
Principal Executive Officer
American Bar Association Members/Northern Trust Collective Trust
50 South LaSalle Street
Chicago, IL 60603

> **Re: American Bar Association Members/Northern Trust Collective Trust**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 033-50080**

Dear Mr. Benzmiller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In correspondence dated November 23, 2011, you agreed to post the audited financial statements of the SSgA funds in which you directly invest to a password-protected portion of the Program's website (www. abaretirement.com) that is accessible to all the retirement plans that invest in the Funds, as well as all their participants, on an annual basis. In addition, you agreed to include a reference to the accessibility of such financial statements electronically in Form 10-K and Form 10-Q filings. Please confirm to us whether or not the financial statements of the SSgA funds have been posted to the Program's website for each of the years 2010 – 2012, and tell us why you have not referred to their accessibility in recently filed Forms 10-K and 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mark Nero (*via e-mail)*